FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 16, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 16, 2005 and incorporated by reference herein is the Registrant’s immediate report dated August 16, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: August 16, 2005

BluePhoenix Introduces Automated Tool for

Converting ADABAS/Natural Applications to Java Using Relational Databases;

Begins Project for Danish Commerce Agency

New Software Tool to Help Organizations Migrate From Legacy
ADABAS/Natural Applications

CARY, N.C. and HERZLIA, Israel – Aug. 16, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced its newest solution: a fully automated converter for ADABAS/Natural applications to Java accessing a relational database management system (RDBMS). The solution helps companies migrate applications away from the proprietary ADABAS/Natural environments to modern, open technologies such as Java, J2EE, relational databases, and Web-enabled graphical user-interfaces. The migrated applications can then be extended more easily to meet new business requirements.

The company also announced that it has begun its first major turn-key project using the new solution for the Danish Commerce and Companies Agency, part of the Ministry of Economic and Business Affairs in Copenhagen.

The project calls for migration of more than 2,700 ADABAS/Natural programs with a million lines of code, and 200 ADABAS views from the OS/390 (MVS) mainframe to Java/Oracle/J2EE running on Linux. All 1,000 Natural character-based screens have already been converted by BluePhoenix to graphical Web screens.

“This is a critically important project for our agency,” said Ole Blöndal, CEO of Danish Commerce and Companies Agency. “Not only will the migration allow us to move our technology forward, but thanks to the efficiency of the automated conversion tools, we estimate significant savings in annual operating costs and expect to achieve a very rapid return on our investment. BluePhoenix was the only company in the field that could offer us a fully automated conversion solution from ADABAS/Natural.”

The ADABAS database software was created in 1971. It remains one of the fastest databases in the world and is used by more than 3,000 major companies worldwide. Natural is a fourth generation programming language, first developed in the late 1970s.

“The need to cut costs and to catch-up with emerging business requirements is driving companies to move their older applications and databases to modern Web environments such as Java and .NET,” said Orit Abelson, product manager at BluePhoenix. “Although many of these legacy applications are still functioning quite well, the costs of execution and license fees are rising steadily while the specialized programmers needed for these 4GL environments are getting harder and harder to find.”

“Companies have made substantial investments in their IT assets to support their mission-critical processes,” said Dale Vecchio, research vice president at Gartner. “But the Web has changed everything. Now, in order to stay competitive, IT managers have to cut costs and improve response time by modernizing their legacy applications to Web-based environments such as Java or .NET.”

In 2004, BluePhoenix announced plans to provide customers with the industry’s most complete portfolio of high-efficiency conversion tools for application migration for all major 4GL languages. To date, the company has developed specialized tools for five major 4GL languages and now offers LanguageMigrator software for Natural, ADSO, Mantis, COOL:Gen, and PowerBuilder. BluePhoenix now offers a complete solution for clients looking to migrate away from ADABAS/Natural. Clients can migrate to RDBMS /Java or RDBMS/COBOL. The solution also enables migrating ADABAS/COBOL to RDBMS/COBOL.

A platform migration is also provided for customers moving away from the mainframe. All job control streams and mainframe utilities are also migrated to scripts and appropriate utilities on the target environment.

BluePhoenix™ DBMSMigrator for ADABAS/Natural is designed to provide an end-to-end solution including Java code generation, JSP screen generation, RDBMS schema generation, data migration programs to migrate the data from ADABAS to RDBMS, thus creating a target application ready for acceptance tests. The converted code is supplied with a Java open source library to implement Natural-specific functions, thus speeding the adoption of Java and accelerating the development of future Java applications.

BluePhoenix™ LanguageMigrator for Natural supports all versions of Natural including both reporting and structured mode. It can be used to migrate both online and batch applications to Java running on any J2EE platform. It also supports Natural to COBOL on Unix or Windows platforms. DBMSMigrator migrates all ADABAS files to standard relational databases such as DB2, SQL Server, or Oracle.

About EogS
Danish Commerce and Companies Agency is part of the Ministry of Economic and Business Affairs in Copenhagen. The Agency administers legislation regarding business and commerce in Denmark and is responsible for regulating accountants, real estate agents, authorized translators, interpreters, restaurants, and hotels, as well as the HomeService Scheme.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation, and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com